Brent B. Siler (703) 456-8058 bsiler@cooley.com	VIA EDGAR

May 6, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Mr. Larry Spirgel, Assistant Director

Mr. Robert S. Littlepage, Accounting Branch Chief

Mr. Dean Suehiro, Senior Staff Accountant

Mr. Joe Cascarano, Staff Accountant

RE:                           Millennial Media, Inc.
Form 10-K for the Year Ended December 31, 2012

Filed February 20, 2013

File No. 001-35478

Gentlemen:

On behalf of Millennial Media, Inc. (the “Company”), we are responding to comments (the “Comments”) received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 4, 2013 with respect to the above-referenced filing (the “Form 10-K”).  Set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Results of Operations, page 44

1.                                      In your revenue results we note your discussion regarding brand advertiser and performance advertiser client segments. Please expand and clarify here, and elsewhere as appropriate, the following:

a. who “brand” and “performance” advertisers are and what differentiates them as clients besides pricing models;

b. whether and how brand and performance advertisers use of the CPM and CPC/CPA pricing models, respectively, affects gross margin performance; and

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c. quantify the amount of revenue brand and performance advertisers comprise on an percentage basis and tell us if there are any underlying trends in year to year percentage changes.

Please provide us with your proposed disclosures.

Response to Comment 1:

In response to part (a) of the Staff’s comment, the Company proposes to replace the second paragraph of its disclosure under “Components of Operating Results—Revenue” (located on page 41-42 of the Form 10-K) with disclosure similar to that set forth below. The Company supplementally advises the Staff that it intends to include disclosures similar to those set forth below in its Management’s Discussion and Analysis of Financial Condition and Results of Operations included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

“We classify our advertiser clients as “brand” advertisers or “performance” advertisers, depending on the intent of the advertiser.  We believe this classification is typical in the advertising and media industries.  The goal of a brand advertiser, such as a large automobile manufacturer, is primarily to promote recognition and awareness of its brand among potential consumers and to induce those consumers to purchase a product or service over time.  On the other hand, a performance advertiser, such as a social gaming company, typically seeks to cause a specific action by the viewer of the ad, such as clicking on the ad to be taken to a mobile website, downloading an app on the viewer’s mobile device or registering the viewer’s email address in order to receive further communications from the provider of a product or service.

Brand advertisers have generally represented about 60% of our annual revenues, with performance advertisers generating the remainder.  We have not experienced meaningful trends in the mix of our annual revenue between these types of advertisers; however, the composition of revenue from brand and performance advertisers on our platform often changes throughout the year.  For example, we typically see a larger proportion of our revenue derived from brand advertisers in the second and fourth quarters, reflecting what we believe to be traditional seasonality in the advertising industry due to increased consumer spending going into the summer and winter holiday seasons.  We tend to see the lowest percentage of brand advertising and the highest percentage or performance advertising in the first quarter of the year.  Following these seasonal trends, brand advertising typically represents between one-half and two-thirds of our revenue in any particular quarter.  In addition, based on our historical experience, a higher percentage of our international revenue is derived from performance advertisers than is the percentage for domestic revenues, although there is a wide variation from country to country, even within a global region, of the mix between performance and brand advertising in any particular quarter.

Most of our brand advertiser clients, whether based in the U.S. or internationally, pay us on a CPM basis, as their primary goal is to maximize the number of ad impressions being viewed, although some brand advertisers may use CPC pricing terms from time to time.  On the other hand, U.S. and international performance advertisers generally pay us on a CPC or CPA basis, in which case we are only paid when a viewer takes the specified action, such as clicking on the ad or downloading an app.”

In response to part (b) of the Staff’s comment, the Company advises the Staff that the particular pricing model selected, whether CPM, CPC or CPA, does not impact the portion of the revenue that the Company pays to its developer clients.  As described in the Form 10-K, the Company pays developers for the advertising space on which it delivers the ads, either as a contractually predetermined percentage of the advertising revenue it earns from mobile ads placed on the developer’s app or as a fixed fee.  Therefore, the Company’s cost of revenue, and accordingly gross margin, are dependent solely on the amount of revenue and the portion of that revenue agreed to be paid to the developer, and not on the type of pricing arrangement that generated the revenue or the type of advertiser that paid the revenue to the Company.

The Company proposes to expand the disclosure under “Components of Operating Results—Cost of Revenue” (located on page 42 of the Form 10-K) as set forth below (with new disclosure marked by underline). The Company supplementally advises the Staff that it intends to include disclosures similar to those set forth below in its Management’s Discussion and Analysis of Financial Condition and Results of Operations included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

“Cost of revenue consists primarily of the payments we make to developers for their advertising space on which we deliver mobile ads. These payments are typically determined in advance as either a percentage of the advertising revenue we earn from mobile ads placed on the developer’s app or as a fixed fee for the ad space. We recognize cost of revenue on a developer-by-developer basis at the same time as we recognize the associated revenue. Costs owed to developers but not yet paid are recorded on our consolidated balance sheets as accrued cost of revenue.  The use of CPM, CPC, or CPA pricing, whether by U.S. or international advertisers, does not directly affect the gross margin percentage we earn because we pay the same percentage or fixed fee to a developer regardless of what pricing model generated the revenue for us. In addition, the geographic location of our developers is not a factor in determining the percentage or fixed fee we pay for ad space.”

In response to part (c) of the Staff’s comment, the Company directs the Staff to the additional disclosure described in its proposed disclosure in response to part (a) of Comment No. 1.  The Company supplementally advises the Staff that, while it has not seen a change in historical trends related to the year-to-year mix between brand and performance advertisers, the percentage of its revenue during the quarter ended March 31, 2013 generated from performance advertisers that, as a subset of those performance campaigns, bought on a CPA basis was higher than historical percentage levels, a trend that it proposes to describe in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.  The Company believes this was due to an overall increase in the desire of mobile advertisers to have more certainty around their cost per app install.

2.                                      In regard to your international operations, please explain to us and disclose whether the overall mix of advertisers using the various pricing models is the same as your domestic operations. Furthermore, tell us whether the corresponding cost of revenues as a percentage of revenues in your international operations are the same as domestic costs. For example, tell us whether the company negotiated the same favorable pricing terms with foreign developers as with domestic ones, as you described on page 45. Please provide us with your proposed disclosures.

Response to Comment 2:

The Company advises the Staff that brand and performance advertisers typically use the same pricing models regardless of whether the advertiser is based in the United States or in a foreign country.  However, the Company supplementally advises the Staff that, as described in its proposed disclosure in response to part (a) of Comment No. 1, a higher percentage of its international revenues is derived from performance advertisers as compared to its domestic revenues, though there is a wide variation from country to country, even within a particular global region, of the mix between performance and brand advertising in any particular quarter.

The Company also refers the Staff to its proposed disclosure in response to part (b) of Comment No. 1.  As described in that proposed disclosure, the Company’s cost of revenue is generally the same for its international operations as for its domestic operations.

3.                                      In regard to your cost of revenue discussion on page 45, please clarify here, and elsewhere as appropriate, what you mean by “advertising inventory” and quantify the amount of greater quantities purchased. Furthermore, please tell us and disclose why you were able to receive “more favorable pricing terms with developers” and quantify how much more favorable those pricing terms were than in the prior year. Lastly, please clarify and quantify how the improved optimization of the ad delivery process and increased usage of the self-service portal contributed to your “increase in gross margin.” Please provide us with your proposed disclosures.

Response to Comment 3:

In response to the Staff’s comment, the Company proposes to revise its disclosure under “Results of Operations—Comparison of [Periods Ended]—Revenue” (located on page 45 of the Form 10-K) with disclosure similar to that set forth below (with deletions noted as strikethrough text and new disclosure underlined). The Company advises the Staff that it agrees that the term “advertising inventory” might be confusing to investors and has revised the disclosure accordingly. The Company supplementally advises the Staff that it intends to include disclosures similar to those set forth below in its Management’s Discussion and Analysis of Financial Condition and Results of Operations included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

“Cost of revenue.  Cost of revenue was $105.7 million, or 59.5% of revenue, for the year ended December 31, 2012, an increase of $42.1 million, or 66.1%, from $63.6 million, or 61.3% of revenue, for the year ended December 31, 2011. ~~The increase in cost of revenue was driven primarily by the need to purchase greater quantities of advertising inventory for use in delivering mobile ads.~~ The increase in cost of revenue in absolute dollars was the direct result of the increase in our revenue, as we pay a percentage of that revenue to developers for use of their ad space in delivering mobile ads for our advertiser clients. The decrease in cost of revenue as a percentage of revenue, and corresponding increase in gross margin, was primarily the result of overall more favorable pricing terms that we were able to negotiate with some of our existing developer clients because of our prior performance in monetizing ad space for those developers, as well as increased demand for our solutions from new developer clients, many of which use our mMedia self-service portal, from which we were able to negotiate a lower revenue share.  We also improved the optimization algorithms inherent in our ad delivery process, which enabled us to deliver more ads to apps from developers with which we had negotiated lower revenue share percentages, while still delivering the same or better results to advertisers than we would be able to deliver on other sites or apps with higher revenue share percentages.”

The Company further advises the Staff that the percentage of revenue that the Company pays its developer clients varies based on a number of factors, including the overall available supply of mobile ad space as compared to the overall available demand for that ad space by advertisers at a given time, the overall volume of ad space offered to the Company by a particular developer, and the “quality” of the ad space offered by a particular developer (e.g., whether the space is embedded in a popular app or in an app that attracts a high percentage of users fitting a demographic profile attractive to advertisers).  The Company notes that its gross margin has improved from 39.5% for the quarter ended March 31, 2012 to 41.6% for the quarter ended March 31, 2013, and this improvement of approximately two percentage points of margin has been the result of the foregoing factors reducing the Company’s cost of revenue in the aggregate, while allowing for continued revenue growth from advertisers.  While the revenue share is different for each developer client, the Company supplementally advises the Staff that the percentage has generally been within a range of approximately 17 percentage points, although in a limited number of instances the percentage has been outside of that range.

13.  Segment and Geographic Information, page 81

4.                                      In light of your increasing sales outside of the U.S., please tell us whether the CODM continues to review only a single set of discrete financial information on a consolidated basis that encompasses your entire operations for purposes of making operating decisions and assessing financial performance. Furthermore, besides international selling and marketing costs, tell us whether the CODM reviews any financial information regarding costs paid to developers in European and Asian markets.

Response to Comment 4:

The Company confirms for the Staff that the Company’s CODM continues to review only a single set of financial information on a consolidated basis that encompasses the Company’s entire operations for purposes of making operating decisions and assessing financial performance.  While the Company reports in its filings with the Commission the percentage of its revenue generated through the Company’s international offices, the Company’s cost of revenue metrics are reviewed by the CODM without regard to geographic location and are therefore not analyzed geographically.  In addition, the Company advises the Staff that its general and administrative expenses and its technology and development costs, the vast majority of which are incurred in the United States, support all global activity and are not analyzed on a geographic basis.

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As requested by the Staff, the Company has provided under separate cover, transmitted concurrently with this letter, an acknowledgement of its responsibility for the adequacy and accuracy of its disclosures in its public filings.

Please fax any additional comment letters concerning the above-referenced filing to (703) 456-8100 and direct any questions or comments concerning the above-referenced filing or this response letter to either the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:                                Michael B. Avon, Millennial Media, Inc.

Ho S. Shin, Millennial Media, Inc.